Exhibit 99.1

SCORPIO TANKERS INC. ANNOUNCES PUBLIC OFFERING OF SENIOR UNSECURED NOTES DUE 2025

May 26, 2020

MONACO, May 26, 2020 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE: STNG) (the “Company”) announced today that it plans to offer fixed rate senior unsecured notes due 2025 (the “Notes”) in a registered underwritten public offering (the “Offering”). The Company intends to use the net proceeds from the Offering for general corporate purposes and working capital. The Notes will be issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof.

In connection with the Offering, the Company has applied to list the Notes on the New York Stock Exchange (the “NYSE”) under the symbol “SBBA.” If approved for listing, trading on the NYSE is expected to commence within 30 days after the Notes are first issued.

B. Riley FBR, Inc., Ladenburg Thalmann & Co. Inc., Janney Montgomery Scott LLC and William Blair & Company, L.L.C. will act as joint book-running managers for the Offering. Boenning & Scattergood, Inc., Incapital LLC, National Securities Corp. and Wedbush Securities Inc. will act as co-managers for the Offering.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A shelf registration statement relating to the Notes was filed with the United States Securities and Exchange Commission (the “SEC”) and is effective. The Notes may only be offered and sold by means of a prospectus supplement and the accompanying base prospectus. A copy of the prospectus supplement and accompanying base prospectus related to the Offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. When available, copies of the prospectus supplement and accompanying base prospectus related to the Offering may be obtained from the offices of B. Riley FBR, Inc. at 1300 North 17th Street, Suite 1400, Arlington, VA 22209, by calling (703) 312-9580 or by emailing prospectuses@brileyfbr.com.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. The Company’s fleet consists of 137 owned, finance leased or bareboat chartered-in product tankers (42 LR2 tankers, 12 LR1 tankers, 62 MR tankers and 21 Handymax tankers) with an average age of 4.6 years. The Company also has a leasehold interest in an MR product tanker that is currently under construction. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “PSLRA”) provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “would,” “could” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, the length and severity of the recent novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.

(212) 542-1616

Source: Scorpio Tankers Inc.